UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                          POWERWAVE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    739363109
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 739363109
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   David A. Rocker
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(2)  Check  the  Appropriate  Box if  a Member  of a  Group  (See  Instructions)
              (a)                     (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
  Each Reporting Person With:          (5)  Sole Voting Power:        4,473,632*
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                                       (6)  Shared Voting Power:      0
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                                       (7)  Sole Dispositive Power:   4,473,632*
                                            ------------------------------------
                                       (8)  Shared Dispositive Power: 0
                                            ------------------------------------
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(9)    Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,473,632*
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(10)   Check if  the Aggregate Amount  in Row (9)  Excludes Certain  Shares (See
       Instructions):   N/A
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(11)   Percent of Class Represented by Amount in Row (9):  4.3%*
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(12)   Type of Reporting Person (See Instructions):  IN
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* Amount includes: (i) 2,981,516 shares of Powerwave Technologies, Inc. common stock, par value $0.0001 per share (the "Common Stock"), owned by Rocker Partners, L.P., a New York limited partnership; and (ii) 1,492,116 shares of Common Stock owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David
A. Rocker has sole voting and dispositive power over the aggregate amount of 4,473,632 shares of Common Stock by virtue of his positions as (i) the sole managing partner of Rocker Partners, L.P. and (ii) the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings, Ltd.

Item 1(a).  Name Of Issuer:  Powerwave Technologies, Inc.
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Item 1(b). Address of Issuer's Principal Executive Offices: 1801 E. St. Andrew Place, Santa Ana, CA 92705
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Rocker Partners, L.P., 374 Millburn Avenue, Suite 205E, Millburn, New Jersey 07041
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock, par value  $0.0001  per share
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Item 2(e).  CUSIP No.:  739363109
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Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.
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Item 4.  Ownership.

     (a)  Amount Beneficially Owned (as of December 31, 2004):   4,473,632
                                                                 ---------

     (b)  Percent of Class (as of December 31, 2004):   4.3%
                                                        ----

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote   4,473,632
                                                          ---------

          (ii) shared power to vote or to direct the vote    0
                                                            ---

          (iii) sole power to dispose or to direct the disposition of  4,473,632
                                                                       ---------

          (iv) shared power to dispose or to direct the disposition of    0
                                                                         ---

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8. Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 11, 2005


                                        /s/ David A. Rocker
                                        ----------------------------------------
                                        David A.  Rocker,  as the sole  managing
                                        partner of Rocker Partners, L.P. and the
                                        president of Rocker Offshore  Management
                                        Company, Inc., the investment advisor to
                                        Compass Holdings, Ltd.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)